ETF Managers Trust
30 Maple Street, 2nd Floor
Summit, New Jersey 07901

September 13, 2016

VIA EDGAR TRANSMISSION

Mr. Dominic Minore
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Managers Trust (the “Trust”)
File Nos.: 333-182274 and 811-22310
Spirited Funds ETFMG Bourbon & Whiskey Economy ETF (the “Fund”)

Dear Mr. Minore:

This correspondence is in response to comments you provided to the Trust with respect to the Fund and the Trust’s Post-Effective Amendment No. 37 (the “Amendment”) to its registration statement on Form N‑1A, which was filed via EDGAR on June 3, 2016. For your convenience, your comments have been reproduced with responses following each comment.

Additionally, the Trust notes that, in an effort to address certain of the comments below, the Fund’s name has been changed to the “Spirited Funds/ETFMG Whiskey & Spirits ETF”.

In connection with this correspondence, the Trust, on behalf of the Funds, acknowledges that:

(1)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
(2)
comments from the U.S. Securities and Exchange Commission (the “Commission”) or the staff, or changes to disclosure in response to such comments, do not foreclose the Commission from taking any action with respect to the filing;

(3)	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment 1.	It is unclear whether the Fund’s index is “rules-based”. Please provide a copy of the index methodology.

Response:	A copy of the index methodology was sent to the Commission staff under separate cover on September 13, 2016.

Comment 2.
Please revise the second paragraph under “Principal Investment Strategies” to replace “involved in the overall” with “are principally engaged in the business of” such that the sentence reads in relevant part as follows: “companies…that are principally engaged in the business of the ‘Bourbon and Whiskey Economy’…” Please also consider whether the conjunction at the end of such paragraph should be “and/or”.

Response:	Updated disclosure regarding the index can be found at the attached Appendix A.

Comment 3.
With respect to the section entitled “The Fund’s Principal Investment Strategies,” please either revise the Fund’s 80% policy to reflect the treatment of the bourbon and whiskey economy as an industry or clarify how such companies are identified (e.g., a majority of profits or revenues). Please note that companies counting toward the Fund’s 80% policy must be sufficiently tied to the fortunes of the bourbon and whiskey economy.

Response:	The Fund’s 80% policy has been revised to read as follows: “The Fund will invest at least 80% of its total assets in the component securities of the Index and in ADRs and GDRs based on the component securities in the Index. As a result, under normal circumstances, the Fund will invest at least 80% of its total assets in securities, ADRs, and GDRs of whiskey and spirits companies (the ‘80% Policy’).”

Comment 4.	Please confirm that the securities purchased by a Fund outside of those included in the applicable Index will not be used to effectuate leverage.

Response:	The Registrant so confirms.

Comment 5.
If a Fund’s investments will initially be focused (i.e., invest more than 25% of its assets) in one or more countries or geographic regions, please disclose the risks associated with investing in such countries or regions. If a Fund is expected to focus its investments in one or more countries or geographic regions in the future, please confirm that the Fund will add appropriate risk disclosure at the time of such investments.

Response:	The Trust confirms that the Fund will initially be focused in Europe and the United States. Consequently, the disclosure below has been added under “Principal Risks”. Additionally, the Trust confirms that it will add appropriate risk disclosure if the Fund focuses its investments in another particular country or geographic region in the future.

European Investments Risk. The Fund is more exposed to the economic and political risks of Europe and of the European countries in which it invests than funds whose investments are more geographically diversified. Adverse economic and political events in Europe may cause the Fund’s investments to decline in value. The economies and markets of European countries are often closely connected and interdependent, and events in one country in Europe can have an adverse impact on other European countries. The Fund makes investments in securities of issuers that are domiciled in, or have significant operations in, member countries of the European Union (the “EU”) that are subject to economic and monetary controls that can adversely affect the Fund’s investments. The European financial markets have experienced volatility and adverse trends in recent years due to concerns about rising government debt levels, ability to service debt, and continual potential for defaults of several European countries, including Greece, Spain, Ireland, Italy and Portugal, and these events have adversely affected the exchange rate of the euro and other European currencies and may continue to significantly affect other European countries. Decreasing imports or exports, changes in governmental or EU regulations on trade, changes in the exchange rate of the euro, the default or threat of default by an EU member country on its sovereign debt, and/or an economic recession in an EU member country may have a significant adverse effect on the economies of EU member countries and their trading partners, including some or all of the European countries in which the Fund invests.

In a referendum held in June 2016 (known as “Brexit”), the United Kingdom (“UK”) voted to leave the EU. As a result of the political divisions within the UK and between the UK and the EU that the referendum vote has highlighted and the uncertain consequences of a Brexit, the UK and European economies and the broader global economy could be significantly impacted, which may result in increased volatility and illiquidity, and potentially lower economic growth on markets in the UK, Europe and globally that could potentially have an adverse effect on the value of the Fund’s investments.

Comment 6.
Please add risk disclosure noting that in stressed markets, the market for Shares may become less liquid in response to deteriorating liquidity in the markets for the Fund’s underlying holdings; this adverse effect on the liquidity of Shares could lead to differences between market price and underling NAV of Shares.

Response:	The following risk disclosure has been added under “Market Trading Risk—Trading Issues” in response to Item 9 of Form N-1A:

In stressed market conditions, the liquidity of the Fund’s shares may begin to mirror the liquidity of the Fund’s underlying portfolio holdings, which can be significantly less liquid than the Fund’s shares, potentially causing the market price of the Fund’s shares to deviate from their NAV.

Comment 7.
Please add risk disclosure that foreign exchanges may be open on days when the Fund does not price its shares, and consequently, the value of the securities in the Fund’s portfolio may change on days when shareholders will not be able to purchase or sell Fund shares.

Response:	The requested disclosure has been added under “Foreign Investment Risk.”

Comment 8.	Under “Market Trading Risk—Fluctuation of NAV,” please delete the sixth sentence, which appears to be mitigating disclosure.

Response:	The requested change has been made.

Comment 9.
Please confirm that the exceptions to the expenses paid for by the Adviser are detailed in the Advisory Agreement and that the Advisor retains the ultimate obligation to the Fund to pay Fund expenses. Please also file a copy of the applicable Advisory Agreement.

Response:	The Trust confirms that the exceptions disclosed in the above-referenced section are detailed in the Advisory Agreement and that the Advisor retains the ultimate obligation to the Fund to pay Fund expenses. The Trust notes that the Advisory Agreement was filed with Post-Effective Amendment No. 41 to the Trust’s Registration Statement on Form N-1A on August 25, 2016 and that an updated schedule of funds subject to the agreement will be filed in the next amendment with respect to the Fund.

Comment 10.	Please expand the disclosure under “Manager of Managers Structure” to state that the Fund will still be required to provide certain information to shareholders.

Response:	The following sentence has been added to the above-referenced section:

In addition, the Fund would be required to provide shareholders with certain information regarding any new sub-adviser within 90 days of the hiring of any new sub-adviser. Such information generally includes the information that would have been provided to shareholders in the form of a proxy statement in the absence of the Order.

Comment 11.	Please confirm that the Board does not expect to approve the imposition of any 12b-1 fees during the first 12 months of operations.

Response:	The Trust so confirms.

Comment 12.	Please confirm that each exhibit relating to the Fund listed in the Part C as being filed by subsequent amendment will be filed with the next post-effective amendment related to the Fund.

Response:	The Trust so confirms.

*	*	*

If you have any questions regarding the foregoing, please contact Michael D. Barolsky of U.S. Bancorp Fund Services, LLC at (414) 765-5586.

Sincerely,

/s/ Michael D. Barolsky
Vice President
U.S. Bancorp Fund Services, LLC
as Administrator for the Trust

Appendix A

The Spirited Funds/ETFMG Whiskey & Spirits Index

The Index tracks the performance of the exchange-listed equity securities (or corresponding American Depositary Receipts (“ADRs”) or Global Depositary Receipts (“GDRs”)) of companies across the globe (including in emerging markets) that are involved in the overall lifecycle of whiskey and spirits.

The initial universe of Index constituents (the “Index Universe”) consists of two categories of companies identified based on their annual reports, company websites, issuer presentations, and independent third-party research and databases: (a) companies that are principally engaged in the production, distillation, storage, or aging of whiskey and spirits and (b) companies that are a critical supporting component of the whiskey and spirits lifecycle and consist of suppliers (crop harvesting and management, industrial machinery for production, and by-product management) and downstream vendors (distribution, sales, and marketing).

The Index Universe is then screened to eliminate companies that have a market capitalization of less than $100 million, insufficient liquidity, or that have recently been listed on an exchange and to include only companies in the following industries or industry groups: Food, Beverages & Tobacco, Consumer Durables & Apparel, Materials, Real Estate, Capital Goods, Consumer Services, and Food & Staples Retailing.

Companies in the Index Universe are then classified as “Core” or “Non-Core.” Core companies are those that (i) are principally engaged in the production, distillation, storage, or aging of whiskey and spirits and (ii) earn at least 5% of their revenue from pure whiskey products (or for which whiskeys and spirits are part of their flagship product portfolio if revenue amounts are unavailable). Non-Core companies are the companies in the Index Universe that are not Core companies.

At the time of each reconstitution or rebalancing of the Index (described below), the 50 largest companies by market capitalization remaining in the Index Universe will make up the Index, provided that Core companies outside the 50 largest companies may be included to ensure a minimum of 15 Core companies. The companies included in the Index will be weighted by their market capitalization, provided that the aggregate weight of the Core companies will be at least 85% of the Index. In the event the aggregate weight of the Core companies at the time of a rebalance would be less than 85%, the additional needed weight will be subtracted from the Non-Core companies and added to Core companies in proportion to their market capitalizations. No single Core company will exceed 16% and Non-Core company 3% at the time of each rebalance, and no more than 3 Core companies may have a 16% weight at the time of each rebalance. Additionally, the aggregate weight of companies in the Index with an individual weight of more than 5% may not exceed 50%.

The Index is reconstituted and rebalanced quarterly, effective at the close of trading on the 3rd Friday of each March, June, September, and December. Additionally, the Index will be rebalanced (i.e., components reweighted) without being reconstituted (i.e., components added or deleted) if the aggregate weight of the Core companies falls below 80% for five consecutive trading days (the “Rebalance Trigger”), such that the aggregate weight of the Core companies will be 85% (with individual weights adjusted in proportion to market capitalizations) as of the close of trading on the fifth trading day after the Rebalance Trigger. Reduced thresholds for market capitalization and liquidity apply to limit the turnover of companies included in the Index.

The Index is co-developed and co-owned by ETF Managers Group LLC, the Fund’s investment adviser (the “Adviser”), and Spirited Funds, LLC (together with the Adviser, the “Index Provider”). The Index is calculated and maintained by an independent third-party calculation agent.

As of August 31, 2016, the Index had 29 constituents, 20 of which were foreign companies, and the three largest stocks and their weightings in the Index were Diageo Plc (16.38%), Pernod Ricard SA (16.70%), and Brown-Forman Corp. (14.98%).